FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.             NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
838 – 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2.             DATE OF MATERIAL CHANGE

December 13, 2018

ITEM 3.             NEWS RELEASE

A news release was disseminated on December 13, 2018 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.             SUMMARY OF MATERIAL CHANGE

Platinum Group completed a consolidation of its common shares on the basis of one new share for ten old shares (1:10) effective as of 9:00 a.m. (New York time) on December 13, 2018 (the “Effective Time”). The Company’s consolidated common shares are expected to begin trading on the Toronto Stock Exchange (“TSX”) and NYSE American when the markets open on December 17, 2018.

ITEM 5.             FULL DESCRIPTION OF MATERIAL CHANGE

The Company completed the previously announced consolidation of its common shares on the basis of one new share for ten old shares (1:10) effective as of 9:00 a.m. (New York time) on December 13, 2018 (the “Effective Time”). The Company’s consolidated common shares are expected to begin trading on the Toronto Stock Exchange (“TSX”) and NYSE American when the markets open on December 17, 2018. The Company completed the consolidation in order to increase the Company’s common share price, for purposes of the NYSE American’s low selling price requirement.

Details

Each ten (10) common shares issued and outstanding at the Effective Time has been consolidated into one common share. The share consolidation affects all of the Company’s common shares outstanding at the Effective Time. As a result of the share consolidation, the number of issued and outstanding common shares has been reduced from 291,259,110 to 29,125,911 (subject to fractional treatment). Each shareholder’s percentage ownership in the Company and proportional voting power remains unchanged, except for minor changes and adjustments resulting from the treatment of fractional shares.

No fractional shares will be issued as a result of the share consolidation. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of shares, in accordance with the Business Corporations Act (British Columbia).

Registered shareholders of the Company will receive a letter of transmittal from the Company's transfer agent, Computershare Investor Services Inc. The letter of transmittal will contain instructions on how registered shareholders can exchange their old share certificates representing pre-consolidation common shares for new share certificates representing post-consolidation common shares. Until surrendered, each share certificate representing pre-consolidation common shares will represent the number of whole post-consolidation common shares to which the holder is entitled as a result of the consolidation.

Shareholders who hold their common shares in brokerage accounts or in “street name” are not required to take any action to effect the exchange of their common shares.

The number of common shares on a post-consolidated basis underlying the issued and outstanding warrants of the Company, including the warrants listed and posted for trading on the TSX under the symbol “PTM.WT.U”, and the exercise price thereof have been adjusted in accordance with the applicable warrant indenture or warrant certificate. As well, the number of common shares on a post-consolidated basis that may be issuable upon the conversion of convertible senior subordinated notes (the “Notes”) originally issued by the Company on June 30, 2017 and maturing on July 1, 2022 has been adjusted in accordance with the indenture governing the Notes.

The new CUSIP number for the post-consolidation common shares is 72765Q882 and the new ISIN number is CA72765Q8829.

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this material change report, which has been prepared by management.

This material change report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this material change report include statements about the timing of the expected commencement of trading of the consolidated common shares on the TSX and NYSE American. Although the Company believes the forward-looking statements in this material change report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the implementation of the share consolidation may adversely affect the market price of the common shares; the commencement of trading of the consolidated common shares on either or both of the TSX and the NYSE American may be delayed; the liquidity and market price of the common shares and the Company’s ability to raise capital may be adversely affected if the Company is unable to maintain its listing on the NYSE American; the Company’s capital requirements may exceed its current expectations and other risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.             RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.             OMITTED INFORMATION

N/A

ITEM 8.             EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO             Phone: (604) 899-5450

ITEM 9.             DATE OF REPORT

December 13, 2018